Exhibit 99.2

4th Quarter and Full Year Results – 31 March 2003

	4th Qtr FY 03				FY 03
James Hardie

Net Sales	Up	26%	to	US$198.5	Up	32%	to	US$803.7
EBIT[2]	Up	29%	to	US$ 28.4	Up	71%	to	US$130.6
Operating Profit	Up	59%	to	US$ 23.4	Up	202%	to	US$ 85.4
Net Operating Profit[1]	Up	226%	to	US$ 54.5	Up	454%	to	US$170.5
EBIT/Net Sales[2]	Up	0.2 pts	to	14.3%	Up	3.7 pts	to	16.2%

USA Fibre Cement

Net Sales	Up	25%	to	US$146.2	Up	35%	to	US$599.7
EBIT[2]	Up	56%	to	US$ 37.8	Up	58%	to	US$155.1
EBIT/Net Sales[2]	Up	5.3 pts	to	25.9%	Up	3.7 pts	to	25.9%
Volume	Up	12%	to	297.9 mmsf	Up	29%	to	1273.6 mmsf

Asia Pacific Fibre Cement

Net Sales	Up	24%	to	US$ 48.5	Up	24%	to	US$194.4
EBIT	Down	26%	to	US$ 4.9	Up	34%	to	US$ 30.1
EBIT/Net Sales	Down	6.8 pts	to	10.1%	Up	1.2 pts	to	15.5%
Volume	Up	12%	to	92.0 mmsf	Up	15%	to	368.3 mmsf

Key Ratios	FY 02	FY 03

Earnings Per Share (Basic)	6.4 cents	18.7 cents
EBIT/Sales	8.0%	16.4%
Return on Shareholders Funds[1]	8.9%	42.3%
Return on Capital Employed	8.6%	21.2%
Gearing[1]	44.7%	21.4%
Net Interest Cover (EBIT1/ Net interest expense)	3.0x	6.6x

All comparisons are against the 4th quarter or 12 months of the previous fiscal year.
All dollar amounts are in US$ millions.
Results are for continuing businesses only unless otherwise stated.
mmsf = millions of square feet

Note: This document should be read in conjunction with other 4th quarter and Full Year results materials including a Media Release, a Management’s Discussion and Analysis and a Management Presentation.

[1]	Includes discontinued operations

[2]	Before restructuring and other operating expenses. Management has used EBIT before restructuring and other operating expenses because this measure provides a more accurate indication of operating performance. Refer Management Discussion and Analysis for reconciliation with US GAAP measure.